Exhibit 16.1

September 6, 2005

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Ladies and Gentlemen:

This letter will confirm that we reviewed Item 4.01 of the Form 8-K of Victory Capital Holdings Corporation dated September 9, 2005, captioned “Changes in Registrant’s Certifying Accountant,” and that we agree with the statements made therein as they relate to HJ Associates & Consultants, LLP. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Mr. John Kinross-Kennedy, CPA or the approval of such engagement by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP
Salt Lake City, Utah